Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES ADDITIONAL
ISSUANCE OF SERIES D NOTES IN ISRAEL

Tel Aviv, Israel, May 30, 2007, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that it had issued between April and May, 2007 additional  amounts of approximately an aggregate NIS 180 million in principal of unsecured non-convertible Series D Notes in consideration for NIS 185.16 million, to investors in Israel. Such notes would be in addition to the NIS 334 million in principal amount of Series D Notes, which were issued to Israeli investors in Israel on April, 2007. Series D Notes were rated A1, on a local scale, by Midroog Ltd. (a credit-rating agency affiliated of Moody’s Investors Services).

The newly issued Series D Notes and the previously issues Series D Notes shall have the same terms. The principal terms of the Series D Notes were announced by EMI on April 1, 2007. As with the previously issued Series D Notes, the newly issued Series D Notes will be listed for trade on the “Institutional Retzef” which is a trading system for institutional investors in Israel. Series D Notes will not initially be registered for trade on the Tel Aviv Stock Exchange or any other exchange, although EMI has undertaken to use its best efforts to register the Series D Notes for trade on the Tel Aviv Stock Exchange no later than August 30, 2007.  So long as Series D Notes are not registered for trade on the Tel Aviv Stock Exchange EMI has undertaken to do the following: (i) to pay an additional interest at an annual rate of 0.5% until a prospectus is published for the registration of Series D Notes for trade on the Tel Aviv Stock Exchange; (ii) not to make any distribution (as defined in the Israeli Companies Law of 1999) to its shareholders which does not comply with the profit and solvency tests provided in section 302(a) of the Israeli Companies Law of 1999, unless such distribution is approved at the general meeting of holders of Series D Notes by a unanimous vote of all holders participating in the vote; (iii) to prepay the Series D Notes at the option of the trustee or the holders of the Series D Notes, upon the occurrence of any of the following events: (a) the rating of Series D Notes in Israel determined by Midroog Ltd. decreases below Baa2; or (b) the holdings of Europe-Israel (M.M.S.) Ltd., the controlling shareholder of EMI, in EMI drops below 25% of EMI’s issued share capital. Such undertakings will be terminated upon the registration for trade of Series D Notes on the Tel Aviv Stock Exchange.

Series D Notes will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements.  This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of these securities.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005,  filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@elbitimaging.com	kprice@hfgcg.com